UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-34129

CUSIP NUMBER

15234Q207

15234Q108

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Centrais Elétricas Brasileiras S.A. – ELETROBRAS (Brazilian Electric Power Company)

(Full Name of Registrant)

N/A

(Former Name if Applicable)

Avenida Presidente Vargas, 409 – 9th floor, Edificio Herm. Stoltz, Centro

(Address of Principal Executive Office (Street and Number))

Rio de Janeiro, RJ, Brazil. CEP: 20071-003

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐ ☒ ☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In April 2015, Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras”) became aware of allegations made in press reports stating that the former CEO of Camargo Corrêa allegedly stated in his testimony in relation to Operação Lava-Jato (Operation Car Wash) that the consortium of companies bidding for the mechanical assembly of the Angra 3 power plant allegedly made illegal payments to the CEO of, Eletrobras Thermonuclear S.A. – Eletronuclear (“Eletronuclear”), which is a wholly owned subsidiary of Eletrobras. As a result, the independent audit firm engaged by Eletrobras was unable to issue an unqualified audit report for purposes of its annual report on Form 20-F for the year ended December 31, 2014. Accordingly, Eletrobras has not yet filed its 2014 annual report on Form 20-F.

On April 29, 2015, the board of directors (conselho de administração) of Eletrobras determined that Eletrobras take all necessary steps to engage a specialized firm to conduct an independent investigation to clarify the facts reported in the media involving Eletrobras, its subsidiaries, special purpose vehicles and projects (the “Investigation”). Accordingly, in June 2015, Eletrobras announced that Hogan Lovells LLP had been engaged to conduct the Investigation and in July 2015, the board of directors of Eletrobras approved the creation of an Independent Commission for the Management of the Investigation. The commission currently consists of Dr. Ellen Gracie Northfleet (a former justice of the Brazilian Supreme Court), Dr. Durval José Soledade Santos (a former president of the CVM), and Mr. Manoel Jeremias Leite Caldas (a representative of the minority shareholders). As the Investigation is still on-going, Eletrobras is unable to file its Form 20-F as of and for the year ended December 31, 2015 by April 30, 2016 (or, as the 30th falls on a Saturday, by the following Monday).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

José da Costa Carvalho Neto	+55 21	2514-6001
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No, 2014 annual report on Form 20-F.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Centrais Elétricas Brasileiras S.A. – ELETROBRAS

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 29, 2016	By	/s/ José da Costa Carvalho Neto
Name: José da Costa Carvalho Neto
Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).